

VOZROZHDENIYE BANK

File № 82-4257

Public joint-stock company
Luchnikov pereulok 7/4, Moscow, 101999, Russia
tel.: (095) 929-18-88 fax: (095) 929-19-99
E-mail: vbank@co.voz.ru

«28» July 2003
№ 1101/4438

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


SUPPL
SEC MAIL PROCESSING
RECEIVED
AUG 1 1 2003
WASH., D.C.
188
SECTION

Re: Exemption № 82-4257


03029198

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Joint stock company Bank "Vozrozhdeniye" forward to you:
Abstract from Minute # 3 of Annual General Meeting of Shareholders Joint-stock company Bank "Vozrozhdeniye".

Sincerely,



Alexander V. Dolgopolov
Deputy Chairman of the Board

PROCESSED
AUG 18 2003
THOMSON FINANCIAL



Исп. Белова О.И.
тел. 14-25
Файл: C:\Мои документы\ADR1.doc

Abstract from
Minute # 3
of Annual General Meeting of Shareholders
Joint-stock company Bank "Vozrozhdeniye",
held as a meeting

Location: bldg.I, 7/4, Luchnikov Pereulok, GSP-9, Moscow, 101999, the Russian Federation.
Mailing address: 7/4, Luchnikov Pereulok, GSP-9, Moscow, 101999
Date of previous General meeting: June 27, 2003
Location of the General meeting: bldg.I, 7/4, Luchnikov Pereulok, Moscow
Time of the general meeting beginning: 12:00
Time of the general meeting end: 14:00
Address to send filled voting ballots: 7/4, Luchnikov Pereulok, GSP-9, Moscow, 101999
Last date of ballots acceptance: June 25, 2003
Total number of votes given by the shareholders holding voting shares is 11.248.753.
Number of votes of shareholders attending the meeting is 8.546.400 that constitutes 76 percent of total number of votes.

General Meeting Presidium: Marinichev Yu.M., Orlov D.L., Goncharova L.A., Dolgopolov A.V., Nakhmanovich M.M., Orlov N.D., Strashok D.A.

Chairman: Marinichev Yu.M. Secretary: Dolgopolov A.V.

Agenda issues to be voted:

1. Approval of Annual Report. Approval of Annual Financial Statements, Income Statement for 2002, distribution of profits.
2. Payment (payment declaration) of dividends for 2002.
3. Approval of the Supervisory Council report.
4. Amendment/alterations of the Charter.
5. Election of the Supervisory Council.
6. Election of the Auditing Commission.
7. Approval of Auditor.

Issue #1
Speaker: D.L. Orlov, Board Chairman, Bank Vozrozhdeniye

Voting results:
Total 8.546.292 votes participated in the voting on the first issue/
Positive - 8.540.268 (99,93% of the votes participating in the voting)
Negative-172 (0,0020%)
Abstained- 5.852 (0,068%)

Resolved:
1.1. To approve Annual Report of Bank Vozrozhdeniye for 2002
1.2. To approve annual Financial Statements, Income Report for 2002
1.3. To approve the following distribution of the Bank profits for 2002 (RUR):

Total profits	308.176.686,05
Allocated to dividend payment fund	2.589.010,00
Charity expenses for 2002	3.079.900,00
Taxes and charges	494.767,27
Historical losses to be covered	132.733.798,92
Allocated to pay dividends for 2002	9.213.357,00
Allocated to industrial development fund	160.065.852,86

Issue #2
Speaker: Yu.M.Marinichev - Chairman of the Bank Supervisory Council, Bank Vozrozhdeniye

Voting results:
Total 8.546.292 votes participated in the voting:
Positive - 8.537.556 (99,90% of the votes participating in the voting)
Negative - 2.032 (0,0238%)
Abstained - 6.664 (0,078%)

Resolved:
2.1. To pay dividends of:
1. Ordinary non-documentary registered shares - 5 percent of the nominal value of the share constituting RUR 5.624.376,50;
2. Preference convertible non-documentary registered shares - 5 percent of the nominal value of the shares constituting RUR 999.970,50;
3. Preference non-documentary registered shares bearing definite dividend - 20 percent of the nominal value of the shares constituting RUR 2.589.010.
2.2.to approve the date for dividend payment beginning - October 1, 2003.

Issue #3
Speaker: Yu.M.Marinichev - Chairman of the Bank Supervisory Council, Bank Vozrozhdeniye

Voting results:
Total 8.546.292 votes participated in the voting:
Positive - 8.537.928 (99,90% of the votes participating in the voting)
Negative-338 (0,0045%)
Abstained - 7.976 (0,093%)

Resolved:
3.1. To approve the report made by the Bank Supervisory Council
3.2. To approve the Supervisory Council activities.

Issue # 4
.Yu.M.Marinichev - Chairman of the Bank Supervisory Council, Bank Vozrozhdeniye

Voting results:
Total 8.546.292 votes participated in the voting:
Positive - 8.526.160 (99,76% of the votes participating in the voting)
Negative-228 (0,0027%)
Abstained - 19.904 (0,233%)

Resolved:
4.1. To approve amendment/alteration #2 to be entered into the Bank Charter:
1. That index 347340 shall be replaced by 347371 in Sub-clause 4, Clause 1.11., Article 1;
2. That Sub-clause 19, Clause 1.11., Article 1 shall be stated as follows: 'Krasnogorsk Branch, 38b, Lenina Street, Krasnogorsk town, 143400, Moscow Region.'
3. That Sub-clause 30, Clause 1.11., Article 1 shall be deleted with appropriate change in the numeration.
4. That Sub-clause 32, Clause 1.11., Article 1 shall be stated as follows: 'Nizhni Novgorod Branch, 106A, Belinsky Street, Nizhni Novgorod, 603006.'
5. That Sub-clause 55, Clause 1.11., Article 1 shall be stated as follows: 'Stavropol Branch, 3/1A Karl Marx Prospect, 355008.'
6. That Sub-clause 55, Clause 1.11., Article 1 shall be stated as follows: 'Central Branch, bldg. 1, 7/4, Luchnikov Pereulok, Moscow, GSP-9, 101999.'
7. That the first sentence of 4 paragraph, Sub-clause 17.2.21, Article 17 shall be stated as follows: 'Decisions on the issues specified in Sub-clauses 17.2.1., 17.2.2., 17.2.3, 17.2.5, 17.2.6., 17.2.15, 17.2.17 shall be made by general meeting of the Bank shareholders with three quarter majority of

votes given to the shareholders holding voting shares and attending the general meeting.'
8. That the second paragraph of Clause 17.5., Article 17 shall be stated as follows: 'Extraordinary general meeting of the Bank shareholders shall be held upon the decision of the Bank Supervisory Council on its motion, at the request of the Bank Auditing Commission, the Bank auditor as well as the shareholder(s) holding at least 10 percent of voting shares of the Ban on the day of the request.'
9. That the first paragraph, Clause 18.5, Article 18 shall be stated as follows: 'The Bank Supervisory Council shall be convened by its Chairman if need arises but at least once in six months as well as at any time at the request of a member of the Supervisory Council, the Auditing Commission, the Bank Auditor, the Bank Board Chairman or the Bank Board.'
10. That the last sentence of the second paragraph, Clause 18.5., Article 18 shall be stated as follows: 'Decision on approval of the transaction with interest shall be made by a majority of votes given by independent members of the Supervisory Council who is not interested in the transaction.[1]
11. That Sub-clause 18.6.21, Article 18 shall be stated as follows:
'Signing of the contract with the Bank Board Chairman by Chairman of the Bank Supervisory Council on behalf of the Bank.[1]
12. That the words 'the Bank Board Chairman' in the title of Article 19 and Clause 19.2., Article 19 shall be replaced by 'the Bank Board Chairman (President).'
13. To state the first paragraph of Clause 20.1., Article 20 as follows: 'The Bank Board is a continuous plural executive and management body of the Bank exercising current management of the Bank activities including the decisions on the Bank participation in other legal entities including establishing of subsidiaries, decide on opening and closing of additional offices and operation cashier's desks, approves the company documents regulating current activities of the Bank and other issues referred to its competence.'
14. To state Clause 20.2., Article 20 as follows:
'The Bank Board members shall be elected by the Bank Supervisory Council upon representation of the Bank Board Chairman. The Board shall consist of at least 9 members to be elected from the Bank employees once in 5 years.
Duties of the Bank Board Chairman shall be exercised by a sole executive body (the Bank Board Chairman (President)). The Bank Board Chairman shall run the Board meetings, ensure keeping of the meeting minutes, approve decisions made by the Board.'
15.To state Clause 20.9., Article 20 as follows:
'The competence of the Bank Board as well as its operation shall be provided by the Provision On the Board of Open Joint-Stock Company Bank Vozrozhdeniye.'
4.2. The right to sign applications for registration of the amendments/alterations #2 to be entered into the Bank Charter shall be given to the Chairman of the Bank Vozrozhdeniye Supervisory Council.

Issue #5
Yu.M.Marinichev - Chairman of the Bank Supervisory Council, Bank Vozrozhdeniye Voting results:

Voting results:
Total 8.535.940 votes participated in the voting:

Marinichev Yuri Mikhailovich	8.486.984
Orlov Dmitri Lvovich	9.342.091
Borin Boris Fedorovich	8.140.919
Goev Alexander Ivanovich	8.141.405
Goncharova Lyudmila Antonovna	8.461.230
Demin Nikholai Yakovlevich	10.715.632
Dolgopolov Alexander Vitalyevich	8.230.881
Zatsepin Nikholai Stepanovich	8.122.581
Kabanova Velentina Mikhailovna	8.336.679
Kulikova Zinaida Grigoryevna	8.152.456
Margania Otari Leontyevich	8.119.498
Usmanov Rustam Mansurovich	8.126.297

Resolved:
5.1. To terminate powers of previous membership of the Supervisory Council.
5.2. To elect the Supervisory Council of the Bank Vozrozhdeniye as follows:
1. Marinichev Yuri Mikhailovich
2. Orlov Dmitri Lvovich
3. Borin Boris Fedorovich
4. Goev Alexander Ivanovich
5. Goncharova Lyudmila Antonovna
6. Demin Nikholai Yakovlevich
7. Dolgopolov Alexander Vitalyevich
8. Zatsepin Nikholai Stepanovich
9. Kabanova Velentina Mikhailovna
10. Kulikova Zinaida Grigoryevna
11. Margania Otari Leontyevich
12. Usmanov Rustam Mansurovich

Chairman and members of the Supervisory Council shall perform their duties on gratuitous basis.

Issue 6
Yu.M.Marinichev - Chairman of the Bank Supervisory Council, Bank Vozrozhdeniye

Voting results:
Under Article 85, the Federal Law On Joint-Stock Companies, the shares held by the members of the Supervisory Council and the Board shall not participate in the voting on the agenda issue.
Total 8.298.645 votes participated in the voting on the sixth issue:
Afonin Viktor Anatolyevich:
Positive - 7.283.089 (99,80% of the votes participating in the voting)
Negative - 3.088 (0,0423%)
Abstained- 11.636 (0,159%)
Lapinskaya Tamara Nikholaevna:
Positive - 7.287.025 (99,85% of the votes participating in the voting)
Negative-128 (0,0018%)
Abstained- 10.664 (0,146%)
Markina Svetlana Alexeevna:
Positive - 7.287.765 (99,85% of the votes participating in the voting)
Negative-956 (0,0131%)
Abstained- 11.580 (0,159%)
Romanenko Natalia Anatolyevna:
Positive-7.287.821 (99,86% of the votes participating in the voting)
Negative-88 (0,0012%)
Abstained-9.908 (0,136%)

Resolved:
6.1. To terminate powers of previous membership of the Auditing Commission.
6.2. To elect the Auditing Commission as follows:
Afonin Viktor Anatolyevich - GUPVO Almazyuvelirexport, Deputy Director General;
Lapinskaya Tamara Nikholaevna - Bank Vozrozhdeniye, Financial Department, Deputy Director;
Markina Svetlana Alexeevna - Bank Vozrozhdeniye, Chief Accountant in Internal Bank Accounting;
Romanenko Natalia Anatolyevna - Bank Vozrozhdeniye, Department On Provision of Corporate Activities, Head of Banking Monitoring Section.

Issue #7
Yu.M.Marinichev - Chairman of the Bank Supervisory Council, Bank Vozrozhdeniye

Voting results:
Total 8.545.172 votes participated in the voting:
Positive - 8.539.604 (99,93% of the votes participating in the voting)

Negative-40 (0,0005%)
Abstained - 5.528 (0,065%)

Resolved:
7. To approve ZAP PriceWaterHouse Coopers Audit as an official auditing company of the Bank.



Dolgopolov A.V.,

Secretary of General meeting of shareholders
(signature)